Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended July 31, 2013

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) is dated as of September 12, 2013 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us”, “Coastal” or “Coastal Contacts”) unaudited condensed consolidated interim financial statements and notes thereto for the three and nine months ended July 31, 2013, the audited consolidated annual financial statements and accompanying notes for the year ended October 31, 2012, and the related annual MD&A.  We prepare our unaudited condensed consolidated interim financial statements in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and use Canadian dollars as our reporting currency.

Overview

We are the leading online direct-to-consumer retailer of contact lenses, glasses, sunglasses and vision care accessories serving markets around the world.  We design, assemble and retail the largest in-stock selection of contact lenses and glasses on the internet and have served 5.2 million vision corrected customers through our network of manufacturing and distribution facilities located in North America, Europe and Australia.  We operate in two primary product segments — contact lenses and glasses.  We have grown our business to over 2.2 million orders shipped and $215.0 million in sales in the twelve months ended July 31, 2013, compared to 2.2 million orders shipped and $195 million in sales in the twelve months ended July 31, 2012.

We continue to focus on key markets to build on our market leadership positions.  Our superior value proposition backed by our vertically-integrated supply chain and our outstanding service levels contribute to our category leading customer satisfaction metrics.

Sales for the three months ended July 31, 2013 were $55.5 million compared to $50.3 million in sales during the three months ended July 31, 2012, an increase of $5.2 million or 10%.  Our recent focus on returning customers and higher value new customers contributed to a 23% increase in overall average order value in the third quarter compared to the same period in 2012 - average order value increased 5% in our contact lens business and 73% in our glasses business.  During the quarter, we continued to execute on our customer acquisition and marketing strategies to increase brand awareness while moderating our overall marketing investments compared to the second quarter of 2013.  Our contact lens business experienced strong sales growth of 7% and generated Adjusted EBITDA(1) margins of 9% during the quarter, down from 10% previously due to Japanese foreign exchange.  We are encouraged with positive trends in our customer growth and re-order metrics. We closed the third quarter of fiscal 2013 with a strong cash position of $25.9 million.

We see three secular changes taking place in the industry today.  First, the internet continues to penetrate all retail categories and the migration to the web is stronger than ever as consumers are seeking value, speed and convenience by shopping online.  Second, our population continues to age which is creating increasing demands for vision correction needs.  Finally, health care costs are increasingly burdensome on consumers, businesses, insurance companies and governments across

(1)  Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

the world.  As health care costs rise, many are seeking more efficient cost savings to redistribute to other parts of healthcare.  We believe our business is well positioned in this early stage category to take advantage of these secular changes.

Results of Operations including Selected Supplemental and Segmented Information — for the three and nine months ended July 31, 2013

($000’s) except	Three months ended July 31		Nine months ended July 31
Average Order Value	2013	2012	2013	2012
Sales	55,548	50,324	164,191	145,385

Gross profit	22,815	21,426	67,289	61,255
Gross profit - %	41%	43%	41%	42%

Loss before income taxes	(2,534)	(1,919)	(12,974)	(2,028)

Net loss	(2,654)	(1,861)	(13,013)	(2,299)

Adjusted EBITDA	(1,936)	(148)	(9,130)	1,826

Average Order Value	106.56	86.80	97.77	87.86

Sales for the three months ended July 31, 2013 were $55.5 million compared to $50.3 million in sales during the three months ended July 31, 2012, an increase of $5.2 million or 10%.  This was driven by a 23% increase in average order value from $86.80 to $106.56 offset by 10% fewer orders shipped, due to a smaller portion of First Pair Free glasses sales, and a 1% increase in foreign exchange.  Sales for the nine months ended July 31, 2013 were $164.2 million, compared to $145.4 million during the nine months ended July 31, 2012, an increase of $18.8 million or 13%.  This was driven by an 11% increase in average order value from $87.86 to $97.77 as well as a 1% increase in the number of orders shipped; exclusive of a nominal foreign exchange rate effect.

Gross profit for the three months ended July 31, 2013 was $22.8 million or 41% of sales compared to $21.4 million or 43% of sales during the same period in 2012.  Gross profit for the nine months ended July 31, 2013 was $67.3 million or 41% of sales compared to $61.3 million or 42% of sales during the same period in 2012.  For both periods, the decrease in gross profit as a percentage of sales for these comparative periods is primarily attributable to the expansion of our North American glasses business infrastructure in anticipation of increased volumes.

Fulfillment expenses for the three months ended July 31, 2013 were $4.9 million or 9% of sales compared to $5.1 million or 10% of sales during the same period in 2012.  The decrease in fulfillment expenses as a percentage of sales for these comparative periods is primarily attributable to a reduction of outbound freight costs from our new U.S.-based distribution centre.  Fulfillment expenses for the nine months ended July 31, 2013 were $15.8 million or 10% of sales, compared to $14.0 million and consistent at 10% of sales during the same period in 2012.

Selling and marketing expenses for the three months ended July 31, 2013 were $16.2 million or 29% of sales compared to $12.2 million or 24% of sales during the same period in 2012.  Selling and marketing expenses for the nine months ended July 31, 2013 were $47.6 million or 29% of sales compared to $33.5 million or 23% of sales during the same period in 2012.  For both periods, the increases in selling and marketing expenses were driven by our continued investments in attracting customers to our revolutionary glasses offering.  The increase in marketing investment is correlated with increases in aided brand awareness in key markets.

General and administrative expenses for the three months ended July 31, 2013 were $5.1 million or 9% of sales compared to $5.2 million or 10% of sales during the same period in 2012.  The decrease in general and administrative expenses as a percentage of sales for the comparative periods is primarily attributable to strict cost control and a reduction in professional fees.  General and administrative expenses for the nine months ended July 31, 2013 were $16.7 million or 10% of sales, compared to $14.9 million and consistent at 10% of sales during the same period in 2012.

Our income tax expense was $0.1 million in the third quarter of 2013, compared to a $0.1 million recovery during the same period in 2012.  Certain operations generated taxable earnings and in certain jurisdictions we have incurred tax losses historically that can be applied against current and future taxable earnings to reduce our tax liability on those earnings.  We have not recognized these deferred tax assets.  Consequently, our consolidated tax expense, as a percentage of earnings before income taxes, will vary from quarter to quarter in line with the mix of net earnings within each taxable jurisdiction.

Contact Lens Business

($000’s) except	Three months ended July 31		Nine months ended July 31
Average Order Value	2013	2012	2013	2012
Contact Lens Sales	41,571	38,783	120,338	111,349

Gross Profit	16,988	15,900	48,168	46,340
Gross Profit - %	41%	41%	40%	42%

Average Order Value	112.01	106.30	112.29	107.32

Our contact lens business generated $41.6 million of sales during the third quarter of fiscal 2013, an increase of $2.8 million or 7%, from $38.8 million in the same period last year.  The increase in sales was due to a 2% increase in the number of orders shipped and a 5% increase in average order value.  In the nine months ended July 31, 2013, contacts lens sales increased by $9.0 million or 8% to $120.3 million compared to $111.3 million in the same period in 2012.  The increase in sales was due to a 3% increase in the number of orders shipped and a 5% increase in average order value.

Our contact lens business continues to be characterized by high re-order rates from returning customers.  Over 80% of our contact lens revenues and orders for the three and nine months ended July 31, 2013 were generated from existing customers.

Sales of Splash™, our proprietary brand of contact lenses, as a percentage of total contact lens units was consistent at 5% in the third quarter of 2013 compared to the same period in 2012.

Gross profit remained constant at 41% of sales in the three months ended July 31, 2013 from the comparable period in 2012.  Gross profit decreased to 40% of sales in the nine months ended July 31, 2013 from 42% during the comparable period in 2012.  The decline in gross profit is attributable to our strategy of competing in multiple customer and price segments of the contact lens market using different websites and brands.  In general, our focus is to leverage our premium brands and differentiate ourselves with our superior customer service levels.

Our contact lens business remains healthy and generated Adjusted EBITDA margins of 9% during the quarter, down from 10% due to Japanese foreign exchange.

Glasses Business

($000’s) except Frames Shipped	Three months ended July 31		Nine months ended July 31
and Average Order Value	2013	2012	2013	2012
Glasses Sales	13,977	11,541	43,853	34,036

Gross Profit	5,827	5,526	19,121	14,915
Gross Profit - %	42%	48%	44%	44%

Average Order Value	93.07	53.70	72.17	55.14

Frames Shipped	185,114	247,697	709,645	706,429
First Pair Free (“FPF”)	85,484	167,656	396,409	433,033
Non-FPF Frames	99,630	80,041	313,236	273,396

Our glasses business generated $14.0 million of sales during the third quarter of fiscal 2013, an increase of $2.4 million or 21%, from $11.5 million in the same period last year.  The increase in sales was driven by a 73% increase in average order value and a 30% decrease in the number of orders shipped.  For the nine months ended July 31, 2013, glasses sales were $43.9 million, an increase of $9.9 million or 29% from $34.0 million for the same period in the previous year.  The increase in sales was driven by a 31% increase in average order value and a 2% decrease in the number of orders shipped.

During the quarter, we concentrated our marketing initiatives on targeting higher value new and existing customers while focusing on specialty products including progressive glasses and prescription sunglasses.  During the quarter ended July 31, 2013, we shipped 185,114 pairs of glasses, a decrease of 25% compared to the same period last year when we shipped 247,697 pairs of glasses.  The decrease in frames shipped is due to a reduction in the number of First Pair Free frames shipped for the three and nine months ended July 31, 2013 compared to the same periods in 2012.

Our Non-FPF frames experienced a 25% increase to 99,630 from 80,041, which contributed to a 73% increase in our overall glasses average order value. Our average order values for returning glasses customers grew to $112 in the United States and $173 in Canada, up significantly over the prior period due to our reduction in the ‘first pair free’ orders as well as our focus on serving enduring and specialty segments within the optical category. These increases demonstrate our customers growing confidence in our online order processing, manufacturing and delivery.

Our exclusive brands of glasses such as Derek Cardigan™, Kam Dhillon™, Joseph Marc™, Love™ and Ltede™ remain popular and, in aggregate, represented 44% and 56%, respectively, of the frames shipped during three and nine months ended July 31, 2013.  We continue to expand our selection of both exclusive brands and branded frames.

Gross profit decreased to 42% of sales during the three months ended July 31, 2013 compared to 48% during the comparable period in 2012.  The decrease in gross profit is attributable to lower utilization rates in our glasses labs as we added incremental manufacturing capacity.  The decline in gross profit was also a result of a higher proportion of branded glasses frames. In the nine months ended July 31, 2013, gross profit was constant at 44% from the same period in 2012.

Our glasses business is a revolutionary alternative to traditional brick-and-mortar optical retailers and eye care practitioners.  We have invested in state-of-the-art in-house manufacturing capabilities and believe we have one of the most technologically-advanced glasses laboratories in the world.  By controlling the production process in our glasses laboratories, we are able to produce higher-quality products, innovate rapidly, maintain a favorable cost structure and ensure timely delivery to customers.  We believe our vertically-integrated manufacturing model, broad selection of high-quality branded and exclusive branded glasses, superior customer service, rapid fulfillment times, no-hassle “366 day” return policy and low price points relative to traditional brick-and-mortar optical retailers, offer our customers a superior value proposition.  We have invested in glasses production infrastructure to strengthen future sales growth through a combination of a higher volume of units and average order values.

We continue to focus on growing our glasses business through innovative marketing campaigns and promotional strategies in large markets that demonstrate attractive long-term returns such as Canada, the United States and Sweden, and are constantly exploring partnership opportunities with large healthcare organizations, corporations and other e-commerce companies.

Our strategy is to continue to expand our portfolio of products and brands, in particular to enhance our offering of exclusive brands to service both new and existing customers.

Regional Overview

Three Months Ended July 31 Sales in ($000’s)		North America	Europe	Asia Pacific (1)	Total

	Glasses	10,811	2,597	569	13,977
2013	Contacts	16,198	20,263	5,110	41,571
	Total	27,009	22,860	5,679	55,548

	Glasses	9,275	1,714	552	11,541
2012	Contacts	14,600	18,473	5,710	38,783
	Total	23,875	20,187	6,262	50,324

	Glasses growth %	17%	52%	3%	21%
	Contact Lenses growth %	11%	10%	-10%	7%
	Total growth %	13%	13%	-9%	10%

(1) $511 decline as a result of Japanese foreign exchange

Nine Months Ended July 31 Sales in ($000’s)		North America	Europe	Asia Pacific (1)	Total

	Glasses	34,638	6,763	2,452	43,853
2013	Contacts	46,146	57,097	17,095	120,338
	Total	80,784	63,860	19,547	164,191

	Glasses	25,969	6,238	1,829	34,036
2012	Contacts	40,939	52,657	17,753	111,349
	Total	66,908	58,895	19,582	145,385

	Glasses growth %	33%	8%	34%	29%
	Contact Lenses growth %	13%	8%	-4%	8%
	Total growth %	21%	9%	—	13%

(1) $1,351 decline as a result of Japanese foreign exchange

North America

Total sales in North America increased by 13% and 21%, respectively, for the three and nine months ended July 31, 2013, compared to the same periods in 2012.  During the same periods our North American contact lens business grew 11% and 13%.  During the same periods our North American glasses business grew 17% and 33%.  During the quarter our Canadian glasses business grew by 25% and our United States glasses business grew by 6%.  Glasses sales growth was generated exclusively from increases in average order values.  We believe that our recent focus and success on driving higher average order values will translate into higher revenue over the life of our customers.

Our previous marketing investments have been successful in seeding the market and elevating our brand awareness.  To date, we have served 1.6 million unique glasses customers in North America.  We continue to grow our glasses business in North America and to drive new customer adoption by promoting the Coastal.com brand and encouraging customers to try our products through introductory promotional initiatives.

Europe

Total sales in Europe increased by 13% and 9%, respectively, for the three and nine months ended July 31, 2013, compared to the same period in 2012.  Our core contact lens business in Sweden continues to grow and maintain its market leadership position.  Our Swedish business has benefited from the continued expansion of our retail stores and eye care practitioner partnerships, positioning us as the leading omni-channel retailer in the optical markets.

Asia Pacific

Total sales in Asia Pacific decreased by 9% for the three months ended July 31, 2013 compared to the same period in 2012.  Total sales in Asia Pacific were consistent for the nine months ended July 31, 2013.  Strong sales growth in Australia and New Zealand were offset by a decline in Japan.  Our Japanese business continues to be challenged by significant foreign exchange pressure.  The effect of foreign exchange on our Japanese business was $0.5 million and $1.4 million for the three and nine months end July 31, 2013 compared to the same periods in 2012.

Overall, our operations and financial performance depend on general economic conditions in the countries that we serve and demand of the products we offer.  Demand for many of our products and, therefore, our business, is affected by changes in consumer preferences, general economic and business conditions and world events.  We compete in a highly competitive market and the sale and distribution of contact lenses and other optical products is subject to various governmental laws and regulations.  We closely monitor these key external factors that may impact our business.

Liquidity and Capital Resources

At July 31, 2013 we had cash and cash equivalents of $25.9 million, compared to $19.2 million at October 31, 2012.

Cash used in operations was $9.8 million during the nine months ended July 31, 2013 compared to $1.0 million generated during the same period in 2012.  After non-cash items, our net loss for the nine months ended July 31, 2013 consumed $9.1 million and we used $0.7 million from changes in non-cash working capital items as increases in inventory, accounts receivable and prepaid expenses exceeded increases in accounts payable and accrued liabilities.  We expect cash flows from changes in working capital to vary from quarter to quarter due to the timing of ordinary course receipts and payments.

Cash generated from financing activities was $19.7 million during the nine months ended July 31, 2013.  During the second quarter of 2013, we completed a public offering of 3,447,100 common shares for gross proceeds of US$20.7 million.  After commission, legal fees and related costs, net proceeds were US$19.2 million.  We used $0.4 million servicing our various term loans and credit facilities. In addition, we generated $1.0 million in proceeds from share options exercised.  As of July 31, 2013, we have $2.0 million in finance lease obligations related to equipment.

Cash used for investing activities was $3.0 million for the nine months ended July 31, 2013 compared to $2.3 million during the same period in 2012.  During the nine months ended July 31, 2013, we expanded our investments in our glasses production facilities as well as our information technology infrastructure.  As at July 31, 2013, we have no additional commitments for capital expenditures.

We believe that the existing available cash, operating facilities, and operational cash flow will be sufficient to support our capital expansion plans, share purchases and operations through to the end of fiscal 2013 and 2014.

We are actively expanding our product offerings, assessing capital financing alternatives, assessing strategic opportunities, and considering strategic acquisitions.  We may seek additional sources of funds to support our capital expansion or for accelerated growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all.  Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial condition and results of operations.

Financial Instruments

Coastal, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, market risk, interest rate risk and liquidity risk.  Coastal’s board of directors reviews with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks.  There have been no changes to how management analyzes the risks associated with the financial instruments since October 31, 2012.

Fair Values

Coastal’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, provisions, a finance lease obligation and an operating line of credit.  The carrying value of cash and cash equivalents, trade and other receivables, trade and other payables and provisions approximates their fair value due to the immediate or short term maturity of these financial instruments.

The finance lease obligation, term loan and long-term debt have been recorded at amortized cost.  Based on current market borrowing rates, the carrying value of Coastal’s finance lease obligation, term loan and long-term debt approximates its fair value.

Critical Accounting Estimates

Coastal prepares its consolidated financial statements in accordance with IFRS.  The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of sales and expenses during the reporting period.  Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances.  These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of sales and expenses.  Actual results may differ from these estimates under different assumptions.

There were no changes in our critical accounting estimates from those disclosed in our MD&A for the fiscal year ended October 31, 2012.

Future Accounting Standards

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances.  Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees.  The IASB revisited the definition of “control,” which is a criterion for consolidation accounting.  The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to Coastal’s consolidated financial statements.

Fair Value Measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 12, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Financial Instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

This standard has an effective date of January 1, 2015 with early adoption permitted under certain circumstances.  Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2015 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Quarterly Financial Information

(in $000’s, except per share amounts)

Quarter ended	Jul. 31, 2013	Apr. 30, 2013	Jan. 31, 2013	Oct. 31, 2012	Jul. 31, 2012	Apr. 30, 2012	Jan. 31, 2012	Oct. 31, 2011
Sales	55,548	53,745	54,898	50,700	50,324	48,212	46,849	48,678

Gross profit	22,815	21,739	22,735	23,272	21,426	20,813	19,016	19,689
Gross profit %	41%	40%	41%	46%	43%	43%	41%	40%

Net loss	(2,654)	(6,984)	(3,375)	(2,579)	(1,861)	(242)	(196)	(1,506)

Adjusted EBITDA	(1,936)	(5,430)	(1,764)	(445)	(148)	949	1,025	(141)

Weighted average # of shares — basic (000’s)	32,346	29,855	28,616	28,480	28,336	28,210	28,134	27,990

Weighted average # of shares — diluted (000’s)	32,346	29,855	28,616	28,480	28,336	28,210	28,134	27,990

Basic loss per share	(0.08)	(0.23)	(0.12)	(0.09)	(0.07)	(0.01)	(0.00)	(0.05)

Diluted loss per share	(0.08)	(0.23)	(0.12)	(0.09)	(0.07)	(0.01)	(0.00)	(0.05)

Seasonality may impact our sales distribution throughout the year.

Common Shares

As at September 12, 2013, Coastal had 32,458,271 common shares and options to purchase 2,490,583 common shares outstanding.

Related Party Transactions

Coastal does not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer, other officers or any of its directors as at the end of the third quarter of 2013.

Contingent Liability

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our on-going operating results, liquidity or financial position.

Off-Balance Sheet Arrangements

Coastal does not have any off-balance sheet arrangements as defined by applicable securities rules in Canada as at July 31, 2013 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Critical Suppliers

We currently purchase significant amounts of inventory from a limited number of major suppliers.  We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

During the third quarter of 2013, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Supplemental Non-IFRS Measures and Definitions

Our reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past.

We report our results in accordance with IFRS, however, we present Adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.  Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis.  Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, depreciation and amortization, share-based compensation expense, foreign exchange gain or loss and management change costs.

The following table provides a reconciliation of net earnings to adjusted EBITDA:

	For the three months ended July 31,		For the nine months ended July 31,
($000’s)	2013	2012	2013	2012

Net loss	(2,654)	(1,861)	(13,013)	(2,299)

Depreciation and amortization	1,132	752	2,946	2,190
Interest expense, net	58	98	294	329
Income tax expense (recovery)	120	(58)	39	271
Share-based payments expense	241	171	686	747
Foreign exchange (gain) loss	(833)	750	(82)	588
Adjusted EBITDA	(1,936)	(148)	(9,130)	1,826

Cautionary Note Regarding Forward-Looking Information and Statements

All statements made in this MD&A which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 or in releases made by the SEC, all as may be amended from time to time. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions typically are used to identify forward-looking information and statements. Without limitation, such forward-looking information and statements in this MD&A include information and statements relating to: our perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our capital expenditure plans; our relationships with suppliers; our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking information and statements contained in this MD&A include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which we operate; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel. The foregoing list of assumptions is not exhaustive.

Persons reading this MD&A are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause our actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information or statements. These factors include, but are not limited to:

•                  changes in the market;

•                  potential downturns in economic conditions;

•                  consumer credit risk;

•                  our ability to implement our business strategies;

•                  competition from traditional and online retailers;

•                  limited suppliers;

•                  limited availability of inventory;

•                  disruption in our distribution facilities;

•                  mergers and acquisitions;

•                  foreign currency exchange rate fluctuations;

•                  regulatory requirements;

•                  demand for contact lenses, eyeglasses and related vision care products;

•                  the risk that we will not be successful in defending against litigation;

•                  dependence on the Internet; and

•                  other risks detailed in our filings with the Canadian and U.S. securities regulatory authorities.

Readers should not place undue reliance on forward-looking information and statements, which are qualified in their entirety by this cautionary note.

Forward-looking information and statements in this MD&A are made as of the date hereof and we expressly disclaim any intent or obligation to update such forward-looking information or statements, unless we specifically state otherwise or as required by applicable law.

For a complete discussion of the assumptions, risks and uncertainties related to our business, you are encouraged to review our filings with the Canadian securities regulatory authorities filed on SEDAR at www.sedar.com.

Additional Information

Additional information relating to Coastal, including Coastal’s most recently filed Annual Information Form, dated December 19, 2012, can be found on SEDAR at www.sedar.com.